Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2	Date of Material Change

July 28, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on July 28, 2025 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

July 28, 2025

SCHEDULE “A”

DIGI POWER X SUBSIDIARY, US DATA CENTERS INC., FILES PROVISIONAL PATENT FOR ARMS

200 MODULAR AI DATA CENTER PLATFORM

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – July 28, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (NASDAQ: DGXX / TSXV: DGX), a vertically integrated AI and digital infrastructure company, today announced that its wholly owned subsidiary, US Data Centers, Inc., has filed a provisional utility patent application with the United States Patent and Trademark Office for its ARMS 200 (AI-Ready Modular Solution) platform.

The ARMS 200 is a Tier 3-certified modular data center platform designed to support high-density GPU clusters. Each completed pod, upon deployment, can deliver 1 megawatt (“MW”) of compute capacity and is configured for up to 256 NVIDIA B200/B300 GPUs. The ARMS 200 platform is optimized for rapid deployment across enterprise, sovereign and cloud-scale AI applications.

Digi Power X plans to scale the ARMS 200 platform to 40 MW of critical power (55 MW total) at its flagship Alabama site, supporting approximately 10,240 NVIDIA GPUs. The platform integrates liquid cooling, dual-path power redundancy and the Company’s NeoCloud orchestration for GPU-as-a-Service operations. It is being developed in collaboration with Super Micro Computer, Inc. (NASDAQ: SMCI) (“Supermicro”) and built to support NVIDIA’s Blackwell-class architecture.

“This provisional patent is the first step to protect the foundational architecture of our ARMS 200 platform,” said Michel Amar, Chief Executive Officer. “Combined with our Supermicro partnership and Tier 3-certified design, we are positioning ourselves to scale the ARMS 200 from first deployments expected later this year into a full-fledged AI infrastructure network.”

The Company previously announced a purchase order with Supermicro for NVIDIA B200-powered systems to seed the ARMS 200 platform. Initial deployment is scheduled for the fourth quarter of 2025.

The ARMS 200 provisional utility patent application filing marks the first in a series of modular systems under development at US Data Centers, Inc., including the upcoming ARMS 300 and ARMS 400 platforms, tailored for hyperscale enterprise and government-grade AI infrastructure.

About Digi Power X

Digi Power X is a next-generation AI infrastructure company that designs and deploys modular Tier 3-certified compute through its patent-pending ARMS platform and offers enterprise-grade GPU compute through its NeoCloud GPU-as-a-Service ecosystem, leveraging advanced NVIDIA GPU technology and secured energy infrastructure. As of July 28, 2025, Digi Power X maintains over $30 million in cash and cash equivalents with no long-term debt on its balance sheet, positioning the Company for growth and commercialization of its modular AI data center platform.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com | www.usdatacenters.ai

Follow us on X: @DigipowerX

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about the Company’s expectations concerning the issuance of a patent in respect of the ARMS system, deployment of the NVIDIA Blackwell 200 GPUs and the timing for and impact of that deployment, potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: results of provisional utility patent application are uncertain and may not result as anticipated by Company, including the issuance of a nonprovisional utility patent, which may not occur on a timely basis or at all; delivery of equipment and implementation of systems may not occur on the timelines anticipated by the Company, or at all; future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

3